Term sheet no. 1 to

Prospectus dated May 30, 2006

Prospectus supplement dated May 30, 2006

Product supplement no. 50-I dated April 4, 2008

Underlying supplement no. 100 dated January 28, 2008

Registration Statement no. 333-134553

Dated July 28, 2008

Rule 433

Preliminary Terms and Conditions, July 28, 2008

100% Principal Protection Notes Linked to the S&P 500® Index

Lehman Brothers Holdings Inc. has filed a registration statement (including a base prospectus) with the U.S. Securities and Exchange Commission (SEC) for this offering. Before you invest, you should read the base prospectus dated May 30, 2006, the MTN prospectus supplement dated May 30, 2006, product supplement no. 50-I dated April 4, 2008, underlying supplement no. 100 dated January 28, 2008 and other documents that Lehman Brothers Holdings Inc. has filed with the SEC for more complete information about Lehman Brothers Holdings Inc. and this offering. Buyers should rely upon the base prospectus, the MTN prospectus supplement, product supplement no. 50-I, underlying supplement no. 100, this term sheet and any other relevant terms supplement and any relevant free writing prospectus for complete details. You may get these documents and other documents Lehman Brothers Holdings Inc. has filed for free by searching the SEC online database (EDGAR®) at www.sec.gov, with “Lehman Brothers Holdings Inc.” as a search term. Alternatively, Lehman Brothers Inc., or any other dealer participating in the offering will arrange to send you the base prospectus, the MTN prospectus supplement, product supplement no. 50-I, underlying supplement no. 100, this term sheet and any other relevant terms supplement and the pricing supplement (when completed) if you request it by calling your Lehman Brothers sales representative, such other dealer or 1-888-603-5847.

Summary Description

These 100% Principal Protection Notes Linked to the S&P 500® Index (the “Notes”) are designed for investors who seek principal protection at maturity and participation in the positive performance, if any, of the S&P 500® Index (“the Index”). If the Index Return is greater than zero on the Valuation Date, the investor will receive a single payment at maturity equal to the principal amount of the Notes plus an Additional Amount equal to the product of the principal amount of the Notes multiplied by the Index Return multiplied by the Participation Rate. If the Index Return on the Valuation Date is less than or equal to zero, the investor will receive at maturity only the principal amount of the Notes. The Notes do not bear interest and are 100% principal protected if held to maturity.

Issuer:	Lehman Brothers Holdings Inc. (A/A2/A+)†

Issue Size:	$[TBD]

Pricing Date:	August 1, 2008‡

Settlement Date:	August 6, 2008‡

Valuation Date:	August 3, 2011‡††

Maturity Date:	August 6, 2011‡††

Term:	3 years

Index:	The S&P 500® Index

Participation Rate:	100%

Principal Protection:	100% if held to maturity.

No Interest Payments:	There will be no interest payment during the term of the Notes.

Payment at Maturity (per $1,000):	At maturity you will receive a cash payment per $1,000 principal amount Note of $1,000 plus the Additional Amount, which may be zero.

Additional Amount:

If the Index Return is positive, the Additional Amount will be calculated as follows:

$1,000 × Index Return × Participation Rate

If the Index Return is zero or negative, the Additional Amount will be $0.

Index Return:	Index Ending Level – Index Starting Level Index Starting Level

Index Starting Level:	The Index closing level on the Pricing Date.

Index Ending Level:	The Index closing level on the Valuation Date.

Index Sponsor:	Standard & Poor’s, a division of The McGraw-Hill Companies, Inc., is responsible for calculating and maintaining the S&P 500® Index.

Denominations:	$1,000 per Note and integral multiples of $1,000 in excess thereof

Minimum Investment:	$10,000

CUSIP:	[TBD]

ISIN:	[TBD]

‡	Expected. In the event that we make any change to the expected Pricing Date and Settlement Date, the Valuation Date and the Maturity Date will be changed so that the stated term of the Notes remains the same.

†	Lehman Brothers Holdings Inc. is rated A by Standard & Poor’s, A2 by Moody’s and A+ by Fitch. A credit rating reflects the creditworthiness of Lehman Brothers Holdings Inc. and is not a recommendation to buy, sell or hold securities, and it may be subject to revision or withdrawal at any time by the assigning rating organization. Each rating should be evaluated independently of any other rating. The creditworthiness of the issuer does not affect or enhance the likely performance of the investment other than the ability of the issuer to meet its obligations.

††	Subject to postponement in the event of a market disruption event and as described under “Description of Notes—Payment at Maturity” in the accompanying product supplement no. 50-I.

Investing in the 100% Principal Protection Notes Linked to the S&P 500® Index involves a number of risks. See “Risk Factors” beginning on page SS-1 of the accompanying product supplement no. 50-I, “Risk Factors” beginning on page US-1 of the accompanying underlying supplement no. 100 and “Selected Risk Factors” beginning on page TS-2 of this term sheet.

You may revoke your offer to purchase the Notes at any time prior to the time at which we accept such offer by notifying the applicable agent. We reserve the right to change the terms of, or reject any offer to purchase, the Notes prior to their issuance. In the event of any changes to the terms of the Notes, we will notify you and you will be asked to accept such changes in connection with your purchase. You may also choose to reject such changes, in which case we may reject your offer to purchase.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the Notes or passed upon the accuracy or the adequacy of this term sheet, the accompanying base prospectus, MTN prospectus supplement, product supplement no. 50-I, underlying supplement no. 100 and any other related prospectus supplements, or any other relevant terms supplement. Any representation to the contrary is a criminal offense.

	Price to Public(1)	Fees(2)	Proceeds to Us
Per Note	$1,000.00	$20.00	$980.00
Total	$	$	$

(1)

The price to the public includes the cost of hedging our obligations under the Notes through one or more of our affiliates, which includes our affiliates’ expected cost of providing such hedge as well as the profit our affiliates expect to realize in consideration for assuming the risks inherent in providing such hedge.

(2)

Lehman Brothers Inc. will receive fees of up to $20.00 per $1,000 principal amount, or 2.00%, and may use up to all of these fees to pay selling concessions to other dealers. Lehman Brothers Inc. and/or an affiliate may earn additional income as a result of payments pursuant to the hedges.

LEHMAN BROTHERS

July 28, 2008

ADDITIONAL TERMS SPECIFIC TO THE NOTES

Lehman Brothers Holdings Inc. has filed a registration statement (including a base prospectus) with the U.S. Securities and Exchange Commission, or SEC, for this offering. Before you invest, you should read this term sheet together with the base prospectus, as supplemented by the MTN prospectus supplement relating to our Series I medium-term notes of which the Notes are a part, and the more detailed information contained in product supplement no. 50-I (which supplements the description of the general terms of the Notes) and underlying supplement no. 100 (which describes the Index, including risk factors specific to it). Buyers should rely upon the base prospectus, the MTN prospectus supplement, product supplement no. 50-I, underlying supplement no. 100, this term sheet and any other relevant terms supplement for complete details. To the extent that there are any inconsistencies among the documents listed below, this term sheet shall supersede product supplement no. 50-I, which shall, likewise, supersede the base prospectus and the MTN prospectus supplement. You should carefully consider, among other things, the matters set forth in “Risk Factors” in the accompanying product supplement no. 50-I and “Risk Factors” in the accompanying underlying supplement no. 100, as the Notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the Notes. You may get these documents and other documents Lehman Brothers Holdings Inc. has filed for free by searching the SEC online database (EDGAR®) at www.sec.gov, with “Lehman Brothers Holdings Inc.” as a search term or through the links below, or by calling Lehman Brothers Inc. toll-free at 1-888-603-5847.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

—	Product supplement no. 50-I dated April 4, 2008:

http://www.sec.gov/Archives/edgar/data/806085/000119312508074826/d424b2.htm

—	Underlying supplement no. 100 dated January 28, 2008:

http://www.sec.gov/Archives/edgar/data/806085/000119312508013371/d424b2.htm

—	MTN prospectus supplement dated May 30, 2006:

http://www.sec.gov/Archives/edgar/data/806085/000104746906007785/a2170815z424b2.htm

—	Base prospectus dated May 30, 2006:

http://www.sec.gov/Archives/edgar/data/806085/000104746906007771/a2165526zs-3asr.htm

As used in this term sheet, the “Company,” “we,” “us,” or “our” refers to Lehman Brothers Holdings Inc.

Selected Purchase Considerations

—

Uncapped Appreciation Potential: The Notes are not subject to a predetermined maximum gain and, accordingly, any Payment at Maturity will be determined by the Index Return. Because the Notes are our senior unsecured obligations, payment of any amount at maturity is subject to our ability to pay our obligations as they become due.

—

Diversification of Stocks Included in the S&P 500® Index: Your return on an investment in the Notes is linked to the performance of the Index. The Index consists of 500 companies chosen to approximate the distribution of industries in the common stock population of the U.S. equity market. For additional information about the Index, see “The S&P 500® Index,” in the accompanying underlying supplement no. 100.

—

Certain U.S. Federal Income Tax Consequences: Lehman Brothers Holdings Inc. intends to treat, and by purchasing a Note, for all tax purposes, you agree to treat, a Note as debt subject to the contingent payment debt instrument rules. Subject to certain limitations, and based on certain factual representations received from us, in the opinion of Sidley Austin LLP, the Notes will be treated for U.S. federal income tax purposes as debt that is subject to the contingent payment debt instrument rules. Lehman Brothers Holdings Inc. is required to provide the comparable yield to you and, solely for tax purposes, is also required to provide a projected payment schedule that includes the fixed payments on the Notes and estimates of the amount and timing of the contingent payments on the Notes. Lehman Brothers Holdings Inc. has determined that the comparable yield will be an annual rate of [            ]%, compounded semi-annually. Based on the comparable yield, the projected payment schedule per $1,000 principal amount Note is $[                    ] due at maturity.

Lehman Brothers Holdings Inc. agrees and, by purchasing a Note, you agree, for U.S. federal income tax purposes, to be bound by Lehman Brothers Holdings Inc.’s determination of the comparable yield and projected payment schedule. As a consequence, for U.S. federal income tax purposes, you must use the comparable yield determined by Lehman Brothers Holdings Inc. and the projected payments set forth in the projected payment schedule prepared by Lehman Brothers Holdings Inc. in determining your interest accruals (even though you will not receive any periodic payments of interest on the Notes), and the adjustments thereto, in respect of the Notes. See “Certain U.S. Federal Income Tax Consequences” in the accompanying product supplement no. 50-I.

Selected Risk Factors

An investment in the Notes involves significant risks. Investing in the Notes is not equivalent to investing directly in any of the stocks included in the Index. These risks are explained in more detail in the “Risk Factors” section of the accompanying product supplement no. 50-I and in the “Risk Factors” section of the accompanying underlying supplement no. 100 and “Risk Factors” in the MTN prospectus supplement. You should reach an investment decision only after you have carefully considered with your advisors the suitability of an investment in the Notes in light of your particular circumstances.

—

No Interest or Dividend Payments or Voting Rights: As a holder of the Notes, you will not receive interest payments, and you will not have voting rights or rights to receive cash dividends or other distributions or other rights that holders of stocks included in the Index would have.

—

Your Investment in the Notes May Not Appreciate: The return on the Notes at maturity is linked to the performance of the Index and will depend on whether, and the extent to which, the Index Return is positive or negative. YOU WILL RECEIVE NO MORE THAN THE FULL PRINCIPAL AMOUNT OF YOUR NOTES AT MATURITY IF THE INDEX RETURN IS ZERO OR NEGATIVE.

—

No Principal Protection Unless You Hold the Notes To Maturity: The Notes are not designed to be short-term trading instruments. You will receive at least the principal amount of your Notes if you hold your Notes to maturity. If you sell your Notes in the secondary market prior to maturity, you will not receive principal protection. YOU SHOULD BE WILLING TO HOLD YOUR NOTES TO MATURITY.

—

The Notes Might Not Pay More Than the Principal Amount: You may receive a lower Payment at Maturity than you would have received if you had invested in any of the stocks included in the Index or contracts related to the Index. If the Index Ending Level is not above the Index Starting Level, the Additional Amount will be zero. This will be true even if the level of the Index was above the Index Starting Level on the Maturity Date or at any other time during the term of the Notes.

—

Certain Built-in Costs are Likely to Adversely Affect the Value of the Notes Prior to Maturity: While the Payment at Maturity is based on the full principal amount of your Notes, the original issue price of the Notes includes the agent’s commission and the cost of hedging our obligations under the Notes through one or more of our affiliates, which includes our affiliates’ expected cost of providing such hedge as well as the profit our affiliates expect to realize in consideration for assuming the risks inherent in providing such hedge. As a result, the price, if any, at which Lehman Brothers Inc. will be willing to purchase Notes from you in secondary market transactions, if at all, will likely be lower than the original issue price and any sale prior to the Maturity Date could result in a substantial loss to you. The Notes are not designed to be short-term trading instruments. YOU SHOULD BE WILLING TO HOLD YOUR NOTES TO MATURITY.

—

Dealer Incentives: We and our affiliates act in various capacities with respect to the Notes. Lehman Brothers Inc. and others of our affiliates may act as principals, agents or dealers in connection with the Notes. Such affiliates, including the sales representatives, will derive compensation from the distribution of the Notes, and such compensation may serve as an incentive to sell the Notes instead of other investments. We will pay compensation of up to $20.00 per $1,000 principal amount Note to the principals, agents and dealers in connection with the distribution of the Notes.

—

Lack of Liquidity: The Notes will not be listed on any securities exchange. Lehman Brothers Inc. intends to offer to purchase the Notes in the secondary market but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the Notes easily. Because other dealers are not likely to make a secondary market for the Notes, the price at which you may be able to trade your Notes is likely to depend on the price, if any, at which Lehman Brothers Inc. is willing to buy the Notes. If you are an employee of Lehman Brothers Holdings Inc. or one of our affiliates, you may not be able to purchase the Notes from us and your ability to sell or trade the Notes in the secondary market may be limited.

—

Potential Conflicts: We and our affiliates play a variety of roles in connection with the issuance of the Notes, including acting as calculation agent and hedging our obligations under the Notes. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the Notes.

—

We Cannot Control Actions by the Other Companies Whose Stocks or Other Equity Securities are Represented in the S&P 500® Index: We are one of the companies that make up the S&P 500® Index, but we are not affiliated with any of the companies whose stock is represented in the Index. As a result, we will have no ability to control the actions of such companies, including actions that could affect the value of the stocks underlying the Index or your Notes. None of the money you pay us will go to any of the other companies represented in the Index, and none of those companies will be involved in the offering of the Notes in any way. Neither those companies nor we will have any obligation to consider your interests as a holder of the Notes in taking any corporate actions that might affect the level of the Index or value of your Notes.

—

We and our Affiliates and Agents May Publish Research, Express Opinions or Provide Recommendations that are Inconsistent with Investing in or Holding the Notes. Any Such Research, Opinions or Recommendations Could Affect the Level of the Index or the Value of the Notes: We, our affiliates and our agents publish research from time to time on financial markets and other matters that may influence the value of the Notes, or we, our affiliates and our agents may from time to time express opinions or provide recommendations that are inconsistent with purchasing or holding the Notes. We, our affiliates and our agents may have published research or other opinions that are inconsistent with the investment view implicit in the Notes. Any research, opinions or recommendations expressed by us, our affiliates or our agents may not be consistent with each other and may be modified from time to time without notice. Investors should make their own independent investigation of the merits of investing in the Notes.

—	Tax Treatment: You should consider the tax consequences of investing in the Notes and you should consult your own tax advisor about your own tax situation before investing in the Notes.

—

You Must Rely on Your Own Evaluation of the Merits of an Investment in the Notes: In the ordinary course of their businesses, Lehman Brothers Holdings Inc. or its respective affiliates may from time to time express views on expected movements in the level of the Index or the prices of the stocks underlying the Index. These views are sometimes communicated to clients that are active participants in the equity markets. However, these views, depending upon worldwide economic, political and other developments, may vary over differing time horizons, may be inconsistent with the investment view implied in the Notes and are subject to change. In connection with your purchase of the Notes, you should investigate the equity markets and not rely on views that may be expressed by Lehman Brothers Holdings Inc. or its affiliates in the ordinary course of their businesses with respect to the future performance of the Index or the stocks underlying the Index.

—

Many Economic and Market Factors Will Impact the Value of the Notes: In addition to the level of the Index on any day, the value of the Notes will be affected by a number of economic and market factors that may either offset or magnify each other and which are set out in more detail in the product supplement no. 50-I.

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The Index Ending Level Will be Based on the Closing Level of the Index on a Single Valuation Date, and You Will Not Benefit from Higher Index Levels on the Maturity Date or at Any Other Time during the Term of the Notes: Because the Index Ending Level is calculated based on the closing level of the Index on the Valuation Date and not on the Maturity Date or any other date during the term of the Notes, significant volatility in the closing level of the Index at or around the time of the Valuation Date could materially affect the Payment at Maturity. For example, a significant decline in the closing level of the Index on the Valuation Date would result in a corresponding decline in the Payment at Maturity notwithstanding a significant increase in the closing levels of the Index on any date or dates subsequent to the Valuation Date. Under these circumstances, you may receive a lower Payment at Maturity than you would have received if you had invested in the stocks underlying the Index or contracts relating to the Index for which there is an active secondary market, the value of which could be realized on any date or dates other than, or in addition to, the Valuation Date.

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Creditworthiness of Issuer: An investment in the Notes will be subject to the credit risk of Lehman Brothers Holdings Inc., and the actual and perceived creditworthiness of Lehman Brothers Holdings Inc. may affect the market value of the Notes.

Hypothetical Payment at Maturity for Each $1,000 Principal Amount Note

The following table illustrates the hypothetical payment amount on the Notes at their maturity, for a hypothetical range of performances of the Index for Index Returns of 100% to -100% and assumes an Index Starting Level of 1,257.76 and reflects the Participation Rate of 100%. The hypothetical Payment at Maturity examples set forth below are for illustrative purposes only and may not be the actual Payment at Maturity. The numbers appearing in the table below have been rounded for ease of analysis.

Hypothetical Index Return	Hypothetical Index Ending Level	Hypothetical Total Amount Payable at Maturity Per $1,000 Note	Hypothetical Total Rate of Return	Hypothetical Annualized Pre-Tax Rate of Return
100%	2,515.52	$2,000.00	100.00%	25.99%
90%	2,389.74	$1,900.00	90.00%	23.86%
80%	2,263.97	$1,800.00	80.00%	21.64%
70%	2,138.19	$1,700.00	70.00%	19.35%
60%	2,012.42	$1,600.00	60.00%	16.96%
50%	1,886.64	$1,500.00	50.00%	14.47%
40%	1,760.86	$1,400.00	40.00%	11.87%
30%	1,635.09	$1,300.00	30.00%	9.14%
20%	1,509.31	$1,200.00	20.00%	6.27%
10%	1,383.54	$1,100.00	10.00%	3.23%
0%	1,257.76	$1,000.00	0.00%	0.00%
-10%	1,131.98	$1,000.00	0.00%	0.00%
-20%	1,006.21	$1,000.00	0.00%	0.00%
-30%	880.43	$1,000.00	0.00%	0.00%
-40%	754.66	$1,000.00	0.00%	0.00%
-50%	628.88	$1,000.00	0.00%	0.00%
-60%	503.10	$1,000.00	0.00%	0.00%
-70%	377.33	$1,000.00	0.00%	0.00%
-80%	251.55	$1,000.00	0.00%	0.00%
-90%	125.78	$1,000.00	0.00%	0.00%
-100%	0.00	$1,000.00	0.00%	0.00%

Example 1: The level of the Index increases from the Index Starting Level of 1,257.76 to an Index Ending Level of 1,509.31. Because the Index Ending Level is 1,509.31 and the Index Starting Level is 1,257.76, the Index Return is 20%, and is calculated as follows:

(1,509.31 – 1,257.76) / 1,257.76 = 20%

Because the Index Return is 20% and the Participation Rate is 100%, the Additional Amount is equal to $200.00 and the Payment at Maturity is equal to $1,200.00 per $1,000 principal amount Note calculated as follows:

$1,000 + ($1,000 × 20% × 100%) = $1,200.00

Example 2: The level of the Index decreases from the Index Starting Level of 1,257.76 to an Index Ending Level of 1,006.21. Because the Index Ending Level is 1,006.21 and the Index Starting Level is 1,257.76, the Index Return is -20%, and is calculated as follows:

(1,006.21 – 1,257.76) / 1,257.76 = -20%

Because the Index Return is -20%, the Additional Amount is equal to $0 and the Payment at Maturity is equal to $1,000 per $1,000 principal amount Note.

Historical Information

The following graph sets forth the daily closing levels of the S&P 500® Index from July 25, 2003 through July 25, 2008. The closing level of the S&P 500® Index on July 25, 2008 was 1,257.76.

We obtained the closing levels of the Index below from Bloomberg Financial Markets, and accordingly, we make no representation or warranty as to their accuracy or completeness. The historical levels of the Index should not be taken as an indication of future performance of the Index or what the value of the Notes may be, and no assurance can be given as to the closing level of the Index on the Valuation Date. We cannot give you assurance that the performance of the Index will result in any amount in excess of the principal amount.

Supplemental Plan of Distribution

We have agreed to sell to Lehman Brothers Inc., and Lehman Brothers Inc. has agreed to purchase, all of the Notes at the price indicated on the cover of the pricing supplement that will contain the final pricing terms of the Notes.

We have agreed to indemnify Lehman Brothers Inc. against liabilities, including liabilities under the Securities Act of 1933, as amended, or to contribute to payments that Lehman Brothers Inc. may be required to make relating to these liabilities as described in the MTN prospectus supplement and the base prospectus.

Lehman Brothers Inc. will offer the Notes initially at a public offering price equal to the issue price set forth on the cover of the pricing supplement. After the initial public offering, the public offering price may from time to time be varied by Lehman Brothers Inc.

We have granted to Lehman Brothers Inc. an option to purchase, at any time within 13 days of the original issuance of the Notes, up to $[                    ] additional aggregate principal amount of Notes solely to cover over-allotments. To the extent that the option is exercised, Lehman Brothers Inc. will be committed, subject to certain conditions, to purchase the additional Notes. If this option is exercised in full, the total public offering price, the underwriting discount and proceeds to Lehman Brothers Holdings Inc. would be $[                    ], $[                    ] and $[                    ], respectively.

We or our affiliate will enter into swap agreements or related hedge transactions with one of our other affiliates or unaffiliated counterparties in connection with the sale of the Notes and Lehman Brothers Inc. and/or an affiliate may earn additional income as a result of payments pursuant to the swap, or related hedge transactions.